SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 5, 2018

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Sohn President and CEO Woori Bank 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	March 23, 2018; 10 A.M. (Local time)

2. Venue	5th floor / Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda	1. Approval of financial statements for the fiscal year 2017 2. Appointment of director - Non-standing Director Candidate : Chang-Sik Bae 3. Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1. Approval of financial statements for the fiscal year 2017

•	Please refer to Appendix A.

•	The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K.

2. Appointment of director

•	Non-standing Director Candidate : Chang-Sik Bae

Name (Date of birth)	Experience	Nominated by	Relationship with the Largest shareholder	Transactions with the Company within the past three years	Term
Chang-Sik Bae (Dec. 8, 1963)	- (Current) Head of Office of Human Resources Development, KDIC - Head of Department of Settlement and Recovery Planning 2, KDIC	Board of Directors	Employee	None	Note 1)

*	Note1)

From the time of appointment at the AGM held in Mar. 2018 to the end of the AGM held in Mar. 2020

3. Approval of directors’ compensation limit

Item	2017	2018
Number of directors (Number of outside directors)	8 (5)	8 (5)

Compensation limit	3.2 billion won	3.2 billion won

*	Allocation within the total compensation limit delegated to the board of directors (Compensation Committee).

Appendix A. Financial Statements for FY2017

For further information, please refer to the Audit Reports be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,908,286	7,591,324
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,843,077	5,650,724
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	15,352,950	20,817,583
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	16,749,296	13,910,251
Loans and receivables (Notes 4,10,11,12,18 and 45)	267,106,204	258,392,633
Investments in joint ventures and associates (Note 13)	417,051	439,012
Investment properties (Note 14)	371,301	358,497
Premises and equipment (Notes 15 and 18)	2,477,545	2,458,025
Intangible assets and goodwill (Note 16)	518,599	483,739
Assets held for sale (Note 17)	48,624	2,342
Current tax assets (Note 42)	4,722	6,229
Deferred tax assets (Note 42)	280,130	232,007
Derivative assets (Notes 4,11,12 and 26)	59,272	140,577
Net defined benefit assets (Note 24)	—	70,938
Other assets (Notes 19 and 45)	158,404	128,846

Total assets	316,295,461	310,682,727

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,427,909	3,803,358
Deposits due to customers (Notes 4,11,21 and 45)	234,695,084	221,020,411
Borrowings (Notes 4,11,12 and 22)	14,784,706	18,769,515
Debentures (Notes 4,11 and 22)	27,869,651	23,565,449
Provisions (Notes 23, 44 and 45)	410,470	428,477
Net defined benefit liability (Note 24)	43,264	64,666
Current tax liabilities (Note 42)	232,600	171,192
Deferred tax liabilities (Note 42)	22,681	22,023
Derivative liabilities (Notes 4,11,12 and 26)	67,754	7,221
Other financial liabilities (Notes 4,11,12, 25 and 45)	13,892,461	21,985,086
Other liabilities (Notes 25 and 45)	283,981	299,376

Total liabilities	295,730,561	290,136,774

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016 (CONTINUED)

	December 31, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,365,892	20,386,160
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	285,880	286,331
Other equity (Note 30)	(1,939,274)	(1,468,025)

Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2017 and 2016 is 2,438,191 million Won and 2,255,252 million Won, respectively Regulatory reserve for credit loss to be reserved as of December 31, 2017 and 2016 is 140,266 million Won and 182,939 million Won, respectively Planned provision of regulatory reserve for credit loss as of December 31, 2017 and 2016 is 140,266 million Won and 182,939 million Won, respectively)	15,620,006	14,611,566
Non-controlling interests	199,008	159,793

Total equity	20,564,900	20,545,953

Total liabilities and equity	316,295,461	310,682,727

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean Won in millions, except for per share data)
Interest income	8,550,687	8,512,312
Interest expense	(3,330,037)	(3,492,768)

Net interest income (Notes 34 and 45)	5,220,650	5,019,544

Fees and commissions income	2,069,198	1,865,470
Fees and commissions expense	(998,732)	(928,339)

Net fees and commissions income (Notes 35 and 45)	1,070,466	937,131

Dividend income (Note 36)	124,992	184,510
Net gain on financial instruments at fair value through profit or loss (Note 37)	(104,827)	114,387
Net loss on available-for-sale financial assets (Note 38)	192,708	(1,035)
Impairment losses on credit loss (Notes 39 and 45)	(785,133)	(834,076)
General and administrative expenses (Notes 40 and 45)	(3,530,801)	(3,478,476)
Net other operating expenses (Notes 40 and 45)	(31,313)	(367,779)

Operating income	2,156,742	1,574,206

Share of losses of joint ventures and associates (Note 13)	(101,514)	(19,507)
Net other non-operating income (expense)	(105,722)	(1,310)

Non-operating income (loss) (Note 41)	(207,236)	(20,817)

Net income before income tax expense	1,949,506	1,553,389

Income tax expense (Note 42)	(419,418)	(275,856)

Net income from continuing operations	1,530,088	1,277,533

Net income (Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2017 and 2016 are 1,389,822 million Won and 1,094,594 million Won, respectively) (Note 32)	1,530,088	1,277,533

Remeasurement of the net defined benefit liability	10,497	34,162

Items that will not be reclassified to profit or loss	10,497	34,162

Gain on available-for-sale financial assets	(84,498)	12,586
Share of other comprehensive gain (loss) of joint ventures and associates	612	(7,937)
Gain on foreign currency translation of foreign operations	(208,329)	28,712
Gain on valuation of cash flow hedge	777	10,371
Equity related to non-current assets held for sale	4,145	—

Items that may be reclassified to profit or loss	(287,293)	43,732

Other comprehensive income , net of tax	(276,796)	77,894

Total comprehensive income	1,253,292	1,355,427

Net income attributable to:
Net income attributable to owners	1,512,148	1,261,266
Net income attributable to non-controlling interests	17,940	16,267

Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,249,057	1,332,614
Comprehensive income attributable to non-controlling interests	4,235	22,813
Basic and diluted earnings from operations per share (In Korean Won) (Note 43)	1,999	1,567

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other Equity and others	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,261,266	1,261,266	16,267	1,277,533
Dividends	—	—	—	—	(168,317)	(168,317)	(1,286)	(169,603)
Change in capital surplus of consolidated subsidiaries	—	—	(7,928)	7,930	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	16,823	16,823
Gain on valuation of available-for-sale financial assets	—	—	—	12,296	—	12,296	290	12,586
Share of other comprehensive loss of joint ventures and associates	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Gain on foreign currencies translation of foreign operations	—	—	—	22,436	—	22,436	6,276	28,712
Remeasurement of the net defined benefit liability	—	—	—	34,182	—	34,182	(20)	34,162
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)	—	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904	—	549,904
Repayment of hybrid securities	—	(309,010)	—	—	(990)	(310,000)	—	(310,000)

December 31, 2016	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953

January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,512,148	1,512,148	17,940	1,530,088
Dividends	—	—	—	—	(336,636)	(336,636)	(1,554)	(338,190)
Subsidiary capital increase	—	—	(451)	—	—	(451)	36,534	36,083
Gain(loss) on valuation of available-for-sale financial assets	—	—	—	(85,051)	—	(85,051)	553	(84,498)
Changes in equity of joint ventures and associates	—	—	—	612	—	612	—	612
Loss on foreign currencies translation of foreign operations	—	—	—	(194,347)	—	(194,347)	(13,982)	(208,329)
Gain on valuation of cash flow hedge	—	—	—	777	—	777	—	777
Remeasurement of the net defined benefit liability	—	—	—	10,773	—	10,773	(276)	10,497
Equity related to non-current assets held for sale	—	—	—	4,145	—	4,145	—	4,145
Dividends on hybrid securities	—	—	—	—	(167,072)	(167,072)	—	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

December 31, 2017	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,530,088	1,277,533
Adjustments:
Income tax expense	419,418	275,856
Interest income	(8,550,687)	(8,512,312)
Interest expense	3,330,037	3,492,768
Dividend income	(124,992)	(184,510)

	(4,926,224)	(4,928,198)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	785,133	834,076
Loss on valuation of financial instruments at fair value through profit or loss	15,267	—
Loss on available-for-sale financial assets	—	1,035
Impairment loss on investments in joint ventures and associates	185,020	56,264
Loss on transaction and valuation of derivatives instruments (hedging)	109,569	98,981
Loss on hedged items (fair value hedge)	—	475
Provisions	107,028	34,774
Retirement benefits	142,902	152,609
Depreciation and amortization	235,795	252,031
Loss on disposal of investments in joint ventures and associates	38,713	15,060
Loss on disposal of premises and equipment and other assets	9,994	9,718
Impairment loss on premises and equipment and other assets	390	1,936

	1,629,811	1,456,959

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	—	75,690
Gain on available-for-sale financial assets	192,708	—
Gain on valuation of investments in joint ventures and associates	83,506	36,757
Gain on transaction and valuation of derivatives instruments (hedging)	122	130
Gain on hedged items (fair value hedge)	53,532	99,302
Reversal of provisions	2,567	1,396
Gain on disposal of investments in joint ventures and associates	39,932	23,457
Gain on disposal of premises and equipment and other assets	5,028	1,885
Reversal of impairment loss on premises and equipment and other assets	666	3,581

	378,061	242,198

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(583,068)	(99,581)
Loans and receivables	(9,647,563)	(14,433,390)
Other assets	35,953	219,323
Deposits due to customers	13,634,873	11,878,628
Provision	(122,711)	34,376
Net defined benefit liability	(46,789)	(261,097)
Other financial liabilities	(7,966,786)	5,158,055
Other liabilities	(27,550)	(6,163)

	(4,723,641)	2,490,151

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (CONTINUED)

	2017	2016
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	8,570,715	8,511,349
Interest expense paid	(3,404,608)	(3,593,358)
Dividends received	127,343	184,674
Income tax paid	(404,428)	(251,627)

Net cash provided by (used in) operating activities	(1,979,005)	4,905,285

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	24,912,752	20,395,744
Redemption of held-to-maturity financial assets	8,587,092	8,462,346
Disposal of investments in joint ventures and associates	70,180	97,135
Disposal of subsidiaries	203	—
Disposal of investment properties	418	—
Disposal of premises and equipment	7,428	63
Disposal of intangible assets	1,188	4,325
Disposal of assets held for sale	24,808	22,723

	33,604,069	28,982,336

Cash out-flows from investing activities:
Net cash flows through business combination	—	132,301
Acquisition of available-for-sale financial assets	19,674,346	23,844,849
Acquisition of held-to-maturity financial assets	11,521,065	8,818,376
Acquisition of investments in joint ventures and associates	143,161	43,281
Acquisition of investment properties	9,872	4,428
Acquisition of premises and equipment	162,245	131,009
Acquisition of intangible assets	195,929	191,161
Cash out-flow related to derivatives for risk hedge	13,742	42,544

	31,720,360	33,207,949

Net cash provided by (used in) investing activities	1,883,709	(4,225,613)

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in borrowings	9,057,999	8,259,380
Issuance of debentures	18,438,221	15,848,055
Issuance of hybrid securities	559,565	549,904
Capital increase of subsidiaries	35,841	—

	28,091,626	24,657,339

Cash outflows from financing activities:
Decrease in borrowings	12,692,883	9,524,626
Repayment of debentures	13,620,520	14,118,720
Payment of dividends	336,636	168,317
Dividends paid on hybrid securities	177,730	201,328
Redemption of hybrid securities	1,323,400	310,000
Dividends paid on non-controlling interests	1,554	1,286

	28,152,723	24,324,277

Net cash provided by (used in) financing activities	(61,097)	333,062

Net increase (decrease) in cash and cash equivalents	(156,393)	1,012,734
Cash and cash equivalents, beginning of the period	7,591,324	6,644,055
Effects of exchange rate changes on cash and cash equivalents	(526,645)	(65,465)

Cash and cash equivalents, end of the period	6,908,286	7,591,324

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND DECEMBER 31, 2016

	December 31, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6)	5,328,960	6,104,029
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	4,133,724	4,076,872
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	14,186,704	18,105,862
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	16,638,727	13,792,266
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	248,810,624	241,508,048
Investments in subsidiaries and associates (Note 13)	4,148,795	3,779,169
Investment properties (Note 14)	350,235	348,393
Premises and equipment (Note 15)	2,374,590	2,342,280
Intangible assets (Note 16)	303,325	242,230
Assets held for sale (Note 17)	46,183	2,342
Deferred tax assets (Note 42)	238,543	162,211
Derivative assets (Notes 4,11, 12 and 26)	59,272	140,577
Net defined benefit assets (Note 24)	—	70,938
Other assets (Notes 19 and 45)	117,889	96,926

Total assets	296,737,571	290,772,143

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,416,978	3,793,479
Deposits due to customers (Notes 4, 11, 21 and 45)	224,384,156	211,382,380
Borrowings (Notes 4, 11, 12, 22 and 45)	13,662,984	16,060,821
Debentures (Notes 4, 11 and 22)	21,707,466	18,166,057
Provisions (Notes 23, 44 and 45)	368,027	380,473
Net defined benefit liabilities (Note 24)	14,284	—
Current tax liabilities (Note 42)	212,376	148,672
Derivative liabilities (Notes 4, 11,12 and 26)	12,103	7,221
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	13,029,421	20,827,284
Other liabilities (Notes 25 and 45)	135,686	153,238

Total liabilities	276,943,481	270,919,625

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND DECEMBER 31, 2016 (CONTINUED)

	December 31, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(135,282)	138,542
Retained earnings (Notes 31 and 32)

(Regulatory reserve for credit loss as of December 31, 2017 and December 31, 2016 is 2,017,342 million Won and 1,880,447 million Won, respectively.

Regulatory reserve for credit loss to be reserved as of December 31, 2017 and December 31, 2016 is 74,379 million Won and 136,895 million Won, respectively.

Planned provision of regulatory reserve for credit loss as of December 31, 2017 and December 31, 2016 is 74,379 million Won and 136,895 million Won, respectively.)

	13,260,559	12,488,155

Total equity	19,794,090	19,852,518

Total liabilities and equity	296,737,571	290,772,143

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean Won in millions, except for per share data)
Interest income	7,385,721	7,376,713
Interest expense	(2,995,118)	(3,154,266)

Net interest income (Notes 34 and 45)	4,390,603	4,222,447
Fees and commissions income	1,072,838	989,806
Fees and commissions expense	(141,817)	(146,923)

Net fees and commissions income (Notes 35 and 45)	931,021	842,883
Dividend income (Notes 36 and 45)	125,599	220,015
Net gain on financial instruments at fair value through profit or loss (Note 37)	(96,983)	97,225
Net loss on available-for-sale financial assets (Note 38)	135,003	35,525
Impairment losses due to credit loss (Notes 39 and 45)	(553,204)	(640,443)
General and administrative expenses (Notes 40 and 45)	(3,128,725)	(3,115,371)
Other net operating expenses (Notes 40 and 45)	(12,756)	(391,780)

Operating income	1,790,558	1,270,501

Share of losses of subsidiaries and associates (Note 13)	(133,948)	(13,970)
Net other non-operating income	(36,388)	54,114

Non-operating income (Note 41)	(170,336)	40,144

Net income before income tax expense	1,620,222	1,310,645

Income tax expense (Note 42)	(344,110)	(245,043)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2017 and 2016 are 1,201,733 million Won and 928,707 million Won, respectively) (Note 32)	1,276,112	1,065,602

Remeasurement of the net defined benefit liability	16,566	33,191

Items that will not be reclassified to profit or loss	16,566	33,191

Gain (loss) on valuation of available-for-sale financial assets	(48,139)	(10,026)
Gain on foreign currencies translation of foreign operations	(34,093)	9,361

Items that may be reclassified to profit or loss	(82,232)	(665)

Other comprehensive income (loss), net of tax	(65,666)	32,526
Total comprehensive income	1,210,446	1,098,128

Net income per share (Note 43)
Basic and diluted earnings per common share (in Korean Won)	1,648	1,277

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	1,065,602	1,065,602
Dividends on common stock	—	—	—	—	(168,317)	(168,317)
Loss on valuation of available-for-sale financial assets	—	—	—	(10,026)	—	(10,026)
Gain on foreign currency translation of foreign operations	—	—	—	9,361	—	9,361
Remeasurement of the net defined benefit liability	—	—	—	33,191	—	33,191
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904
Redemption of hybrid securities	—	(309,010)	—	—	(990)	(310,000)

December 31, 2016	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518

January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,276,112	1,276,112
Dividends on common stock	—	—	—	—	(336,636)	(336,636)
Loss on valuation of available-for-sale financial assets	—	—	—	(48,139)	—	(48,139)
Loss on foreign currency translation of foreign operations	—	—	—	(34,093)	—	(34,093)
Remeasurement gain related to defined benefit plan	—	—	—	16,566	—	16,566
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

December 31, 2017	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,276,112	1,065,602
Adjustment to net income:
Income tax expense	344,110	245,043
Interest income	(7,385,721)	(7,376,713)
Interest expense	2,995,118	3,154,266
Dividend income	(159,603)	(264,586)

	(4,206,096)	(4,241,990)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	553,204	640,443
Loss on valuation of financial instruments at fair value through profit or loss	6,596	—
Share of losses of investments in subsidiaries and associates	133,948	13,970
Loss on transaction of derivatives / valuation of derivatives	52,959	98,962
Loss on fair value hedged items	—	475
Provision for guarantee and loan commitment	51,510	19,238
Retirement benefits	131,334	141,581
Depreciation and amortization	165,095	171,522
Loss on disposal of premises and equipment and other assets	1,714	9,563
Impairment loss on premises and equipment and other assets	184	279

	1,096,544	1,096,033

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	—	71,226
Gain on available-for-sale financial assets	135,003	35,525
Gain on transaction of derivatives / valuation of derivatives (hedging)	—	130
Gain on fair value hedged items (Fair value hedge)	53,532	99,302
Reversal of provisions	2,357	1,395
Gain on disposal of investment in subsidiaries and associates	9,256	3,679
Gain on disposal of premises and equipment and other assets	12,950	1,712
Reversal of impairment loss on premises and equipment and other assets	141	630

	213,239	213,599

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (CONTINUED)

	2017	2016
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(439,949)	(90,722)
Loans and receivables	(8,192,223)	(11,014,137)
Other assets	(21,665)	12,914
Deposits due to customers	13,005,112	10,029,252
Provision	4,788	(72,130)
Net defined benefit liability	(34,946)	(214,451)
Other financial liabilities	(7,675,726)	4,863,280
Other liabilities	(28,404)	(7,136)

	(3,383,013)	3,506,870

Cash received from (paid for) operating activities:
Interest income received	7,389,513	7,380,611
Interest expense paid	(3,013,602)	(3,269,267)
Dividend received	153,401	262,410
Income tax paid	(343,529)	(173,788)

Net cash provided by operating activities	(1,243,909)	5,412,882

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	23,119,666	20,060,795
Redemption of held-to-maturity financial assets	8,506,982	8,462,346
Disposal of investments in subsidiaries and associates	26,078	73,293
Disposal of premises and equipment	7,238	50
Disposal of intangible assets	383	1,077
Disposal of assets held for sale	21,681	22,723

	31,682,028	28,620,284

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	19,287,548	22,141,241
Acquisition of held-to-maturity financial assets	11,477,669	8,794,579
Acquisition of investments in subsidiaries and associates	522,906	270,356
Acquisition of investment properties	3,029	718
Acquisition of premises and equipment	134,271	107,097
Acquisition of intangible assets	172,121	159,528
Cash out-flow related to derivatives for risk hedge	13,742	42,544

	31,611,286	31,516,063

Net cash provided by (used in) investing activities	70,742	(2,895,779)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (CONTINUED)

	2017	2016
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,529,590	6,502,596
Issuance of debentures	8,669,476	6,068,723
Issuance of hybrid securities	559,565	549,904

	17,758,631	13,121,223

Cash out-flows from financing activities:
Repayment of borrowings	10,475,855	9,203,565
Repayment of debentures	4,680,520	5,100,720
Dividends paid	336,636	168,317
Redemption of hybrid securities	1,323,400	310,000
Dividends paid on hybrid securities	177,730	201,328

	16,994,141	14,983,930

Net cash used in financing activities	764,490	(1,862,707)

Net increase in cash and cash equivalents	(408,677)	654,396

Cash and cash equivalents, beginning of the period	6,104,029	5,440,326

Effects of exchange rate changes on cash and cash equivalents	(366,392)	9,307

Cash and cash equivalents, end of the period	5,328,960	6,104,029

Statements of appropriations of retained earnings (plan) are as follows

(Unit: Korean Won in millions):

(1)

	2017	2016
Unappropriated retained earnings:
Beginning of year	213	111
Net income	1,276,112	1,065,602
Interim dividend	(67,328)	—
Dividend on/repayment of hybrid equity securities	(167,072)	(207,505)

	1,041,925	858,208

Transfer from retained earnings:
Provision of revaluation excess	36,105	1,944
Reserves for research and personnel development	11,700	—

	47,805	1,944

Appropriation of retained earnings:
Legal reserve	128,000	107,000
Regulatory reserve for credit loss	74,379	136,895
Other reserve	715	1,036
Amortization of loss of repayment of hybrid equity securities	208,158	—
Cash dividend (Dividend per share (%)) 2017: 500 Won (10.0%), 2016: 400 Won (8.0%)	336,636	269,308
Additional reserve	341,000	345,700

	1,088,888	859,939

Unappropriated retained earnings to be carried forward to next year	842	213

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 5, 2018	By: /s/ Won Duk Lee
(Signature)

	Name:	Won Duk Lee
	Title:	Managing Director